SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003

Commission file number: 0-10736

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MGI PHARMA, INC. Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MGI PHARMA, INC.

5775 West Old Shakopee Road, Suite 100

Bloomington, MN 55437-3174

MGI PHARMA, INC. RETIREMENT PLAN

Financial Statements and Supplemental Schedules

December 31, 2003 and 2002

(Report of Independent Registered Public Accounting Firm)

MGI PHARMA, INC. RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

The Board of Trustees

MGI Pharma, Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of MGI Pharma, Inc. Retirement Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota

May 7, 2004

MGI PHARMA, INC. RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments at fair value (note 6):
Mutual funds	$8,198,632	4,369,501
MGI Pharma, Inc. common stock	18,290,278	2,759,036
Participant loans	54,515	85,004

	26,543,425	7,213,541

Receivables:
Employer contribution	1,462,325	1,181,663

Total receivables	1,462,325	1,181,663

Net assets available for benefits	$28,005,750	8,395,204

See accompanying notes to financial statements.

MGI PHARMA, INC. RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions (reductions):
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (note 6)	$17,207,397	(3,276,856)
Interest and dividends	64,906	38,376

Net investment income (loss)	17,272,303	(3,238,480)

Contributions:
Employer	1,798,380	928,928
Employee	2,055,577	1,122,537

Total contributions	3,853,957	2,051,465

Deductions:
Benefits paid to participants	(1,515,364)	(171,132)
Plan administrator fees	(350)	(869)

Total deductions	(1,515,714)	(172,001)

Transfers in from other plan	—	1,781,526

Net increase in net assets available for benefits	19,610,546	422,510

Net assets available for benefits:
Beginning of year	8,395,204	7,972,694

End of year	$28,005,750	8,395,204

See accompanying notes to financial statements.

MGI PHARMA, INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Investments and Income Recognition

MGI Pharma, Inc. Retirement Plan (the Plan) investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Company stock is valued at its quoted market price of $41.15 and $7.25 per share at December 31, 2003 and 2002, respectively. Participant loan notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment income is allocated to participants’ accounts based upon their pro rata share of the respective investment balance during the income period.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Expenses

All administrative expenses of the Plan, with the exception of loan fees, are paid by MGI Pharma, Inc. (MGI or the Company).

(e)	Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(f)	Risks and Uncertainties

The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant accounts.

(2)	Summary Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. The Plan is a defined contribution retirement savings plan sponsored by MGI. The Plan conforms to Section 401(k) of the

4	(Continued)

MGI PHARMA, INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Internal Revenue Code and, therefore, defers income taxes on qualifying contributions and Plan earnings. The Plan benefits eligible employees by accumulating retirement assets during their working careers through employee participation in a systematic savings and investment program to which MGI also contributes. The Plan is administered by an Administrative Committee appointed for that purpose by MGI’s board of directors.

At December 31, 2003, 280 employees were participants in the Plan. The Plan is available to every employee of MGI who completes one month of employment, is at least 21 years old, and is scheduled for at least 1,000 hours of service annually. Eligible employees may participate in the Plan through: (1) contributions of up to 15% of their compensation; (2) employer matching contributions equal to 50% of employee contributions, up to 6% of an employee’s compensation; (3) employer discretionary contributions; and (4) employee rollover contributions. Contributions are subject to certain limitations.

Employee contributions and related earnings are directed by the participant into available investment options and are fully vested at all times. Employer contributions are in the form of MGI common stock. Following full vesting, a participant may elect to redirect investment of employer contributions to any of the Plan’s investment alternatives. Employer contributions are 20% vested after completion of two years of employment, 40% after three years, 75% after four years, and 100% after five years. Employer discretionary contributions are allocated to a participant’s account based upon his/her pro rata share of total recognized compensation during the year. Forfeitures are used to reduce the amount of MGI’s contributions to the Plan. For the year ended December 31, 2003, $170,174 in forfeitures were used to reduce employer contributions.

A participant’s account may mature and be distributed upon the occurrence of one of the following: (1) death, (2) retirement, (3) the attainment of 70 1/2 years of age, (4) termination of employment, (5) termination of the Plan, or (6) upon certain MGI “change in control” events. Distributions may be a lump sum of cash and MGI common stock held in a participant’s account.

(a)	Investments

At December 31, 2003, the following investment alternatives were available to plan participants: Vanguard Primecap Fund, Vanguard World, International Growth, American Fund Capital World Growth & Income, ABN AMRO Income Plus Fund, ABN AMRO Chicago Capital Growth Fund, ABN AMRO Veredus Aggressive Growth Fund, ABN AMRO Chicago Capital Balanced Fund, ABN AMRO Chicago Capital Bond Fund, MFS Value Fund, and MGI Pharma, Inc. common stock.

(b)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or one-half of their vested balances. Loan transactions are treated as transfers between the relevant investment fund and the Participant Notes fund. Loan terms generally cannot exceed five years. The loans are secured by balances in the participants’ accounts and bear interest fixed at 1% above the prime rate upon initiation of the loan. Principal and interest is paid monthly or by more frequent installments.

5	(Continued)

MGI PHARMA, INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(3)	Federal Income Taxes

The Plan received a tax qualification letter from the Internal Revenue Service dated November 5, 2003 stating that it is a qualified plan under the Internal Revenue Code (IRC) and, therefore, the associated trust is exempt from federal income taxes. Following the qualification letter, the Plan administration believes operation of the Plan has been performed in a manner to maintain compliance with the applicable requirements of the IRC.

(4)	Party-in-interest Transactions

The Plan engaged in transactions involving the Trustee, ABN AMRO Trust Services Company, and the Company, which are parties-in-interest with respect to the Plan. These transactions are not considered “prohibited transactions” under Section 408(b)(8) and are not prohibited by the Employee Retirement Income Security Act (ERISA).

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6)	Investments

The following investments, as of December 31, 2003 and 2002, represented 5% or more of the Plan’s net assets:

	Principal amount or number of shares	Market value
2003:
Vanguard Group of Mutual Funds:
Primecap Fund	37,607	$1,994,645
ABN AMRO Group of Mutual Funds:
Income Plus Fund	264,273	1,446,556
MGI Pharma, Inc. common stock	445,667	18,290,278

2002:
Vanguard Group of Mutual Funds:
Primecap Fund	31,640	$1,107,223
ABN AMRO Group of Mutual Funds:
Chicago Capital Balanced Fund	70,059	697,065
Chicago Capital Growth Fund	31,791	574,437
Income Plus Fund	133,800	702,979
MGI Pharma, Inc. common stock	377,949	2,759,036

6	(Continued)

MGI PHARMA, INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Mutual funds	$1,212,670	(595,602)
MGI Pharma, Inc. common stock	15,994,727	(2,681,254)

	$17,207,397	(3,276,856)

(7)	Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2003	2002
MGI Pharma, Inc. common stock	$18,290,278	2,759,036
Contribution receivable from MGI Pharma, Inc.	954,881	624,125

Net assets	$19,245,159	3,383,161

	2003	2002
Changes in net assets:
Net appreciation (depreciation) in fair value of investments	$15,994,727	(2,681,254)
Contributions	2,036,356	1,200,091
Transfer to other funds	(1,305,768)	(32,822)
Forfeitures	(164,746)	(20,435)
Distributions	(698,497)	(89,488)
Other	(74)	(123)

Increase (decrease) in nonparticipant-directed investments	$15,861,998	(1,624,031)

Schedule 1

MGI PHARMA, INC. RETIREMENT PLAN

Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer	Description	Face amount or shares	Cost		Fair market value
Vanguard Group:
Primecap Fund	Registered Investment Fund	37,607	*	*	$1,994,645
World, International Growth	Registered Investment Fund	38,154	*	*	615,406
American Fund Capital World G & I	Registered Investment Fund	22,166	*	*	662,303

* ABN AMRO:
Chicago Capital Bond Fund	Registered Investment Fund	49,139	*	*	495,817
Chicago Capital Balanced Fund	Registered Investment Fund	93,149	*	*	1,058,145
Chicago Capital Growth Fund	Registered Investment Fund	43,543	*	*	956,603
Income Plus Fund	Registered Investment Fund	264,273	*	*	1,446,556
Veredus Aggressive Growth Fund	Registered Investment Fund	32,405	*	*	504,209

MFS Value Fund	Registered Investment Fund	22,859	*	*	464,948

* MGI Pharma, Inc. common stock	Common Stock, par value $0.01	445,667	$5,347,972		18,290,278

Participant loans	Loans to participants ranging between 5.25% and 10.5%.		*	*	54,515

Total					$26,543,425

*	Represents party-in-interest
**	Cost information not required for participant-directed investments

See accompanying report of independent registered public accounting firm.

Schedule 2

MGI PHARMA, INC. RETIREMENT PLAN

Schedule of Reportable Transactions

Year ended December 31, 2003

Description of assets	Number of purchases transactions	Number of sales transactions	Cost	Fair value	Net gain
5% series of transactions by Rule 2520.103-6:
* MGI Pharma, Inc. common stock	2	—	$1,301,830	1,301,830	—

5% individual transactions by Rule 2520.103-6:
American Fund Capital World G & I	1	—	$443,185	443,185	—
Janus Worldwide Fund	—	1	533,935	443,185	(90,750)
* MGI Pharma, Inc. common stock	1	—	624,174	624,174	—
* MGI Pharma, Inc. common stock	1	—	677,656	677,656	—

*	Represents party-in-interest.

Note:	Reportable transactions are those transactions which either singly or in a series of combined purchases and sales during the year 5% of the fair value of the Plan’s assets at the beginning of the year.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2004	MGI PHARMA, INC. Retirement Plan

	By:	/s/ Kristin Gustafson
	Name:	Kristin Gustafson
	Title:	Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm